Correspondence

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

September 19, 2006

VIA EDGAR

Filing Desk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.

Amendment No. 1 to Registration Statement on Form S-1

SEC File No. 333-136285

Amendment No. 1 to Registration Statement on Form S-4

SEC File No. 333-136476

Ladies and Gentlemen:

Attached for filing on behalf of Southern National Bancorp of Virginia, Inc. (“SNBV”) is Amendment No. 1 (the “S-1 Amendment”) to the Registration Statement on Form S-1 (SEC File No. 333-136285) (the “Form S-1”) and Amendment No. 1 (the “S-4 Amendment”) to the Registration Statement on Form S-4 (SEC File No. 333-136476), both of which are being filed pursuant to the requirements of Regulation S-T. The Amendments revise the Form S-1, originally filed on August 4, 2006, and the Form S-4, originally filed on August 10, 2006, to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 1, 2006.

For convenience, we have set forth each numbered Staff comment below in bold-faced type. SNBV has authorized us to provide the responses to such comments in this letter. Each response immediately follows each numbered comment and relates, to the extent noted, to the revisions made to the Form S-1 as set forth in the S-1 Amendment and/or to the Form S-4 set forth in the Form S-4 Amendment. Each Amendment is marked to reflect the changes made therein. The page number references are to the marked versions of the respective Amendments.

Form S-1

General

1.	We note that you will be having two offering at or near the same time. When you go effective, provide the latest information about the other offering in each prospectus.

The requested disclosure will be made shortly prior to the time the Form S-1 and Form S-4 are declared effective.

2.	Please revise to cull from your document legalism and defined terms. For example, revise to eliminate words such as, herein, thereon, thereunder, pursuant to, etc. Review your document to reduce the use of defined terms that investors already know, such as “Federal Deposit Insurance Corporation (FDIC)” and eliminate other defined terms that investors will not remember.

The requested changes have been made throughout the Form S-1.

Acquisition of 1st Service, page 3

3.	In the first paragraph, note what the shareholders of 1st Service will receive for each of their 1st Service shares, if the transaction is consummated.

The requested disclosure has been made under “Summary - Acquisition of 1st Service” on page 4 of the Form S-1.

Summary Consolidated Financial Data, page 6

4.	Please revise the headnote to provide information similar to that you have disclosed in Note 1 to state the basis for the presentation of pro forma data.

The requested disclosure has been made under “Summary Consolidated Financial Data” on page 6 of the Form S-1.

Risk Factors, page 8

5.	We note that the merger of 1st Service appears to impact your financial ratios and common share data on pages 7 and 25. Please include a risk factor explaining how the merger will affect your financial condition and performance.

The requested disclosure has been made under “Risk Factors” on page 8 of the Form S-1.

Our recent results may not be indicative of our future results and may not…, page 8

6.	To the extent possible, please avoid discussions of generic risks that typically apply to most banks. Please revise to discuss this risk factor and other risk factors make the offering speculative or risky, or replace this language with specific disclosure of how your company would be affected.

This risk factor has been edited to delete risks generic to banks in general. See “Risk Factors - Our recent results…” on page 8 of the Form S-1. However, SNBV believes that this risk factor applies to it because it deals with issues which are specific to SNBV’s current situation, including:

•	unusual financial results due to start up of operations;

•	lack of operating history;

•	focus on small business lending;

•	local community lending; and

•	management of credit risk.

Other generic, industry-related risk factors in the Risk Factors section have been materially revised or deleted in response to this comment. (See, for example, pages 12, 13 and 14).

Anti-takeover provisions of our Articles of Incorporation and Bylaws…page 14

7.	Please refer the investor to more extensive discussion regarding this risk. For example, your disclosure regarding “Certain Takeover Considerations” provides a more complete discussion regarding impediments to gaining control of your company.

The requested disclosure has been made under “Risk Factors - Antitakeover provisions of our Articles…” on page 13 of the Form S-1.

Use of Proceeds, page 19

8.	In the first paragraph underneath the table, disclose the anticipated cost to open the new branch in Warrenton, Virginia.

The requested disclosure has been made under “Use of Proceeds” on page 18 of the Form S-1.

Price Range of Our Common Stock and Dividends, page 20

9.	We note that you sold 3.5 million shares in 2005. Please provide a brief legal analysis on what exemption you relied.

The basis for the exemption upon which SNBV relied in connection with this issuance is set forth under “Item 15 - Recent Sales of Unregistered Securities” on page II-2 of the Form S-1.

Capitalization, page 21

10.	Please revise the capitalization table to reflect the sale of common stock in the offering at the 10%, 50% and 100% levels.

The requested disclosure has been made under “Capitalization” on page 20 of the Form S-1

Dilution, page 22

11.	Please revise the dilution table at the 50% level to be consistent with the financial information presented.

The requested revision has been made under “Dilution” beginning on page 21 of the Form S-1.

12.	Please revise the discussion to present the amount of dilution that purchasers will incur on a pro forma basis which gives effect the acquisition of 1st Service Bank.

The requested disclosure has been made under “Dilution” beginning on pages 21 and 22 of the Form S-1.

13.	In this section briefly discuss the effect of the proposed acquisition upon dilution.

The requested disclosure has been made under “Dilution” beginning on pages 21 and 22 of the Form S-1.

Selected Consolidation Financial Date, page 24

14.	Reference is made to footnote (9) on page 26. Please clarify to whom the “we” refers.

The requested clarification has been made in Footnote 10 under “Selected Consolidated Financial Data” on page 25 of the Form S-1 and footnote 10 under “Summary Consolidated Financial Data” on page 7 of the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results…page 27

15.	We note the substantial increases in assets as well as income among the different reporting periods. Please revise to clarify in your disclosure if the principal reason for the increases result from acquisitions (e.g., Clifton Forge) or growth generated from your own business.

The requested clarification has been made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on page 26 of the Form S-1.

16.	We note that the presentation of financial results makes comparison of comparable periods difficult. For example, you compare the period from inception at April 14, 2005 to June 30, 2005 to the period for the six months ended June 30, 2006. In addition the period of April 14, 2005 to December 31, 2005 does not have an analogous period of comparison. We note your disclaimer in the footnote on pages 30 and 40. Please include language noting the difficulty of comparison among these periods at the outset of the sections on Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The requested disclosure has been included under “Summary Consolidated Financial Data” on page 6, “Selected Consolidated Financial Data” on page 23 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 28.

17.	We note that some of the information is presented on a tax-equivalent basis. In your documents, please explain what that is and why you present it that way.

The disclosure has been revised as requested under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Interest Income” on pages 31 and 32 of the Form S-1 to clarify the description of the tabular presentation.

Income Taxes, page 36

18.	Please revise the first sentence of the discussion since the company did not report an operating loss for the six month period ended June 30, 2006.

The disclosure has been revised as requested under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Income Taxes” on page 36 of the Form S-1.

Financial Condition – Loan Portfolio, page 36

19.	Please revise the filing where applicable to refer to total gross loans receivable.

The disclosure has been revised as requested under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Loan Portfolio” on page 36 of the Form S-1.

20.	Please revise the loan portfolio table line item to refer to Commercial and Multi-Family Residential and Loans Receivable, net of unearned income.

The disclosure has been revised to conform to the audited balance sheet, as set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Loan Portfolio” on page 37 of the Form S-1.

Business – Residential Mortgage Lending – Construction, page 59

21.	Please revise as appropriate to reconcile your disclosures that the company had $3.7 million in residential construction loans at June 30, 2006 to the amount of construction, land and other loans appearing on page 37 in the amount of $21,407.

The requested revision has been made under “Business – Residential Mortgage Lending-Construction” on page 59 of the Form S-1.

The Merger, page 66

22.	Given the possibility that an investor is also investing in the business of 1st Service, please augment the disclosure to give more information pertaining to 1st Service.

The requested disclosure has been included under “The Merger – Information About 1st Service” on page 66. See also the disclosure under “Summary – Acquisition of 1st Service” on page 4 of the Form S-1.

Code of Ethics, page 75

23.	We note your disclosure regarding your code of ethics. Please revise to respond to Item 406(c) of Regulation S-K how investors will access the code of ethics.

The requested disclosure has been made under “Management – Code of Ethics” on page 75 of the Form S-1.

Executive Compensation, page 76

24.	Please clarify the first sentence in this section by noting that no officer of SNBV is paid a salary, bonus or other form of compensation, in addition to their compensation paid by the bank.

The requested clarification has been made under “Management - Executive Compensation” on page 76 of the Form S-1.

25.	We note on page 77 that you include four officers in your disclosure on executive compensation. We assume that no other officer triggers the disclosure requirements. If true, please confirm supplementally.

The Staff’s assumption is correct as there are no other executive officers of SNBV other than as disclosed in the Form S-1 and included in the Summary Compensation Table.

26.	We note on page 77 that you include four officers in your disclosure on executive compensation; however, Item 402(a)(3) of Regulation S-K requests the four most highly compensated executive officers in addition to the CEO. Please revise or advise.

See the response to Comment No. 25.

Change in Control Agreements, page 77

27.	Reference is made to the last paragraph of this section. Please disclose what the change of control payments would have been, including any 28OG payments, assuming that they had been triggered as of a recent date.

The requested disclosure has been made in the last paragraph under “Management – Change in Control Agreements” on page 79 of the Form S-1.

Warrants, page 93

28.	You mention your private placement that closed in March 2005. Please provide a brief legal analysis surrounding the exemption upon which you relied.

The basis for the exemption upon which SNBV relied in connection with this issuance is set forth under “Item 15 - Recent Sales of Unregistered Securities” on page II-2 of the Form S-1.

Where You Can Find More Information, page 98

29.	Please delete the sixth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

The sixth sentence of the first paragraph under “Where You Can Find More Information” on page 100 of the Form S-1 has been revised to delete the inference that the description in the prospectus may not be complete.

SNBV – Notes to Audited Financial Statements Note 1(P) – Organization and Significant Accounting Policies – Branch Acquisition, page F-12

30.	Since the December 2, 2005 Clifton branch acquisition appears to be the acquisition of all the inputs and outputs of a significant business, please provide the required audited financial statements and other information for the target. Alternatively, tell us how you determined that that information is not required citing the authoritative accounting and reporting literature.

SNBV does not believe that audited financial statements for the Clifton Forge branch purchase are required because:

•	No separate financial statements (audited or unaudited) were maintained by the seller.

•	At the time of the purchase, the branch was not a “business” as defined by Rule 11-01(d) of Regulation S-X because there was no continuity of the acquired entity’s operations prior to and after the acquisition. SNBV assumed $42.5 million of liabilities (deposits) and acquired $11.7 million of assets. This was, essentially, a deposit acquisition for which a deposit premium of $3.1 million was paid.

•	The branch was not a separate entity, i.e., it was not (legally or for accounting purposes) a separate subsidiary or division of the seller, First Community Bank, N.A., the subsidiary of First Community Bancshares, Inc., a $1.98 billion bank holding company. The sale of the deposits at the Clifton Forge branch represented approximately 0.02% of that company’s liabilities.

•	The branch did not become, for legal or accounting purposes, a separate entity of Sonabank.

•	The decisions a to whether to approve loans originated at the Clifton Forge branch are made from the home office of the Bank in Charlottesville, as are all other significant decisions affecting that branch.

•	The revenue-producing activities of the branch (i.e., its interest-earning assets) were, for the most part, not acquired by SNBV, so they did not remain the same after the transaction.

•	SNBV refocused the operations of the branch to align with SNBV’s business plan, utilizing a new market distribution system, loan production categories and techniques, loan approval processes and operating rights (i.e., operating under Sonabank’s national bank charter).

Note 9 – Stockholders Equity, page F-19

31.	We note that warrants to purchase an aggregate of 75,000 shares of SNBV’S common stock were issued to organizers in recognition of the financial risk undertaken when they made advances to the company for organizational and pre-opening costs. Please tell us how you determined the fair value of these warrants on the date of their issuance and how you accounted for their issuance, citing the authoritative accounting literature.

The warrants had no value at the time of issuance because:

•	SNBV was a shell corporation and had no assets;

•	SNBV had no business operations;

•	SNBV’s business plan to charter a national bank was contingent upon governmental approval of an application not yet filed with the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Reserve Board; and

•	SNBV’s business plan was contingent upon the raising of at least $25 million of capital in a private placement which had not then commenced. Accordingly, due to the highly speculative nature of the warrants at such time, SNBV determined that their value was nominal and immaterial.

Unaudited Pro Forma Combined Consolidated Financial Statements Consolidated Balance Sheet, page F-28

32.	Please revise the consolidated balance sheet to present the pro forma adjustments on a gross basis.

The requested revision has been made in “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-28 in the Form S-1. Conforming changes have been made elsewhere in the prospectus.

33.	Please revise the balance sheet to present loans held for sale as a separate line item.

The requested revision has been made in “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-28 in the Form S-1. Conforming changes have been made elsewhere in the prospectus.

Note 3 – Key to Pro Forma Adjustments, page F-31

34.	We note the planned sale of residential mortgage loans in the amount of $49.3 million and the pay down of borrowings and brokered certificates of deposit in the amount of $45.1 million. Please revise the pro forma financial statements to delete planned transactions so that you only include adjustments which are directly attributable to the transaction, are expected to have a continuing impact on the registrant, and are factually supportable. Description only of planned transactions is appropriate.

The requested revisions have been made in “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page 28 of the Form S-1. Conforming changes have been made elsewhere in the prospectus.

35.	Please revise the note to state the nature of the pro forma adjustment related to accrued merger costs. Refer to the discussion of 1st Service Bank’s management’s interests on page 67.

The requested revisions have been made in Note 3 to the “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-32 of the Form S-1.

Note 4 – Mortgage Division, page F-32

36.	Please tell us how you determined that the closing of the mortgage division of the Bank in April 2006 did not meet the requirements for discontinued operations treatment in the historical financial statements. Provide your analysis of the authoritative accounting literature.

The disclosure has been revised here and elsewhere in the prospectus to reflect the closing of the mortgage banking division as discontinued operations. See the 1st Service Financial Statements on pages F-48, F-50 and F-53.

37.	Please tell us why you did not present pro forma adjustments to eliminate the results of the mortgage division from the pro forma results of operations of 1st Service Bank.

The disclosure has been revised in the sections “Summary Consolidated Financial Data” on page 7, “Selected Consolidated Financial Data” on page 23 and “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-29 in the Form S-1.

Exhibits 5 and 8

38.	Please file your tax and legal opinions with your next filing.

All legal and tax opinions have been filed with the Form S-1 or will be filed with the S-4 Amendment.

Form S-4

All comments above, that are applicable to the Form S-4, should be complied with. In addition, we have the following comments that are specific to the S-4.

Where appropriate, conforming changes have been made to the Form S-4.

Cover Letter

39.	We note in your cover letter that you refer to General Instruction C.4.c(iii) of Form S-4; however, we do not see that contained in the Form S-4. You might be referring to General Instruction D.4.c(iii) of Form S-4. If so, please confirm.

Information about 1st Service is provided in the proxy statement/prospectus in accordance with General Instruction D.4.c (iii) of Form S-4 and not General Instruction C.4.c (iii) as referred to in the cover letter.

Forepart of Registration Statement

40.	We note that you state the price as “NA” on the forepart of the registration statement and that you describe on the outside front cover page that each outstanding share of 1st Service Bank common stock converts into the right to receive 0.76092 of a share of SNBV common stock and $5.26 in cash, plus cash in lieu of any fractional interest in SNBV common stock. Please revise so that the investor receives disclosure regarding the offering price in accordance with Item 501 of Regulation S-K. The information may be presented in any format that fits the design of the cover page so long as the information can be easily read.

On the cover page of the Registration Statement, the “Proposed Maximum Offering Price Per Share or Unit” is not applicable because the purpose of the table is to calculate the registration fee and, pursuant to Rule 457(f) of the Securities Act, the cash to be paid by SNBV for the shares of 1st Service common stock is reduced from the “Proposed Maximum Offering Price.” To state a per share amount in this table after deducting the cash received would be misleading and not reflect the actual offering price per share.

We have revised the front cover page of the proxy statement/prospectus to reflect the value to be received by 1st Service shareholders for each share of 1st Service common stock based upon the negotiated value of a share of SNBV common stock by the parties in the merger agreement as well as the value based upon the mid-point of the estimated share offering range in SNBV’s initial public offering.

Required votes to approve the proposals…page 4

41.	In Proposal Two, clearly state that if shareholders do not approval this proposal, then parachute payments will not be made.

We have included the requested statement in Proposal Two on page 4 of the proxy statement/prospectus.

Other Information, page 109

42.	We note that you state, “[a]s permitted by the SEC’s rules, this document does not contain all of the information you can find m the registration statement.” Please revise to disclose on which rules you rely. If information is omitted, please refer the investor to where the information can be obtained.

This statement is usual and customary in registration statements and refers to the fact that the document (i.e., proxy statement/prospectus) does not contain all of the information contained in the registration statement (i.e., the cover page and Part II). This section already advises shareholders how to obtain the entire registration statement.

SNBV has reviewed and understands the information set forth at the end of the Staff’s comment letter.

Please do not hesitate to call the undersigned or Jeffrey A. Koeppel at the above-listed number if there are any questions regarding the Registration Statement or if we can be of assistance in any way.

Sincerely yours,

/s/ Jeffrey A. Koeppel
Jeffrey A. Koeppel